February 29, 2012

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY

William Lyon Homes

Pursuant to 17 CFR 200.83

Colin T. Severn

Phone: (949) 476-5218

FAX: (949) 252-2518

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100 “F” Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	William Lyon Homes

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2011

File No. 1-31625

Dear Mr. Decker:

William Lyon Homes (the “Company”) hereby responds to the comment letter of the Securities and Exchange Commission dated January 31, 2012 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2010. For ease of the Staff’s review, we have included in bold type below each of the comments in the comment letter followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Compensation Discussion and Analysis, page 71

General

1. We note your response to comment seven of our letter dated December 9, 2011, including that you will include a Grants of Plan-Based Awards Table in your future filings. However, our comment seven asked for draft disclosure based on the grants of incentive awards made in fiscal year 2010. Please provide us with such draft disclosure, or, alternatively, tell us why you do not believe that there were any incentive plan awards granted in the last completed year. See Item 402(a)(6)(iii) of Regulation S-K.

Response:

According to Item 402(a)(6)(iii) of Regulation S-K, the term incentive plan means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure. An equity incentive plan is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as modified or supplemented (“FAS 123R”). A non-equity incentive plan is an incentive plan or portion of an incentive plan that is not an equity incentive plan. The term incentive plan award means an award provided under an incentive plan.

As mentioned in Exhibit A of the Company’s response to Question 8 of your letter dated December 9, 2011, the bonus plan as communicated to executives was not related to the performance of the Company nor was the awarded bonus determined based on financial performance of the Company or an affiliate. Bonuses were awarded subjectively by the CEO and COO.

Thank you for your consideration of our responses. If you have any questions, please contact me at (949) 476-5218 or colin.severn@lyonhomes.com.

Very truly yours,

/s/ Colin T. Severn
Colin T. Severn

Vice President, Chief Financial Officer

and Corporate Secretary